WASHINGTON, D.C. OFFICE Suite 800 1850 M Street, N.W. Washington, D.C. 20036 Telephone: (202) 263-4300 Facsimile: (202) 263-4329	SMITH, GAMBRELL & RUSSELL, LLP ATTORNEYS AT LAW SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509	FLORIDA OFFICE Suite 2200, Bank of America Tower 50 North Laura Street Jacksonville, FL 32202 Telephone: (904) 598-6100 Facsimile: (904) 598-6300

M. Timothy Elder Direct Dial: 404-815-3532 Direct Fax: 404-685-6832 E-Mail: telder@sgrlaw.com

June 16, 2006

VIA EDGAR TRANSMISSION

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for Fiscal Year Ended June 30, 2005

Filed September 16, 2005

File No. 000-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (the “Company”) this response to your letter dated May 1, 2006 with respect to your review of certain items in the Company’s Form 10-K for the fiscal year ended June 30, 2005. The Company’s responses also reflect subsequent telephone calls with the Staff with respect thereto. This letter will respond to each of your comments in the order contained in your letter. The Staff comments from the May 1, 2006 letter are reproduced below in bold-faced text followed by the Company’s respective responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and ....page 27

Critical Accounting Policies and Estimates ....page 35

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

June 16, 2006

Allowance for Doubtful Accounts page 36

1. We do not believe that the percentage presentation of accounts receivable aging is more meaningful than the actual dollar basis as was provided in your response letter dated March 17, 2006. Your proposed aging on a percentage basis does not provide investors with aging information by payor classifications as requested in our original comment. Please confirm that you will provide in your future filings the accounts receivable aging information as it was provided in your response letter dated March 17, 2006.

1. Allowance for Doubtful Accounts

The Company will provide in future filings disclosure of patient accounts receivable aging showing the net patient accounts receivable aging. The disclosure for June 30, 2005 (in thousands) would have appeared as follows:

	Days Outstanding [1]
Payor Class	0-30	31-60	61-90	91-120	121-150	151-180	180	Total
Medicare	$3,707	$787	$171	$98	$61	$81	$108	$5,013
Commercial	2,596	954	321	277	160	96	323	4,727
Medicaid	2,128	479	157	127	152	70	307	3,420
Self Pay	253	241	220	203	159	67	241	1,384

Total	$8,684	$2,461	$869	$705	$532	$314	$979	$14,544

[1]	The above table shows net patient accounts receivable aged from patient billing date and are grouped by classification of verified insurance coverage. The receivables are net of contractual allowances and allowance for doubtful accounts. Contractual allowances and the allowance for doubtful accounts are calculated by payor class and are not calculated by the aging of the patient billing date; therefore, these allowances have been allocated within the aging of the various payor classes based upon gross patient receivable amounts.

2. As discussed during our telephone conversation on May 28, 2006, net income is a performance measure. Therefore, your non-GAAP liquidity measure should not be reconciled to operating profit, but to a closest GAAP liquidity measure, such as cash flows from operations. Please provide a reconciliation of your adjusted EBITDA to the closest GAAP liquidity measure and confirm that you will provide such reconciliation in your future filings.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

June 16, 2006

2. Earnings from Income taxes, Interest, Depreciation and Amortization

In future filings, the Company will reconcile adjusted EBITDA to cash flows from operations as disclosed in the Form 10-Q for the quarter ended March 31, 2006, as follows:

Net cash provided by (used in) operations for the three and nine months ended March 31, 2006 and 2005, respectively, is shown below. SHL and HealthMont Facilities Adjusted EBITDA is the EBITDA for those facilities but does not include an allocation of corporate overhead.

	Three Months Ended March 31,		Nine Months Ended March 31,
	2006	2005	2006	2005
SHL Facilities Adjusted EBITDA	$3,639	$3,536	$10,338	$8,582
HealthMont Facilities Adjusted EBITDA	480	1,114	1,772	1,413
Corporate overhead costs	(1,109)	(1,122)	(3,440)	(3,198)
Depreciation and amortization	866	654	2,418	1,877
Taxes and interest expense	(277)	(245)	(799)	(816)
Other non-cash expenses and net changes in operating assets and liabilities	(3,760)	(2,456)	(8,675)	(9,208)

Net cash provided by (used in) operations	$(161)	$1,481	$1,614	$(1,350)

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
M. Timothy Elder

MTE: apm

cc:	Robert M. Thornton

Joseph T. Morris

Mark J. Stockslager

Howard E. Turner, Esq.

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